Project Fractal – DG P-Series Products Master Supply Agreement
DG P-SERIES PRODUCTS MASTER SUPPLY AGREEMENT
分布式P系列产品供货主协议

by and among
由

HUANSHENG PHOTOVOLTAIC (JIANGSU) CO., LTD
环晟光伏（江苏）有限公司

HUANSHENG NEW ENERGY (JIANGSU) CO., LTD.
环晟新能源（江苏）有限公司

jointly as the Suppliers
共同作为各供应商

and
以及

MAXEON SOLAR TECHNOLOGIES, LTD.

as the Customer
作为客户

Dated: April 26, 2024
日期：2024年4月26日

Project Fractal – DG P-Series Products Master Supply Agreement
DG P-SERIES PRODUCTS MASTER SUPPLY AGREEMENT
分布式P系列产品供货主协议
This DG P-Series Products Master Supply Agreement (together with all schedules attached hereto, this “DG Agreement”) is made and entered into as of April 26, 2024 (the “Execution Date”) by and among Huansheng Photovoltaic (Jiangsu) Co., Ltd, a company organized under the laws of the PRC (“HSPV”), Huansheng New Energy (Jiangsu) Co., Ltd., a company organized under the laws of the PRC (“HSNE”, together with HSPV, each a “Supplier” and together the “Suppliers”), and Maxeon Solar Technologies, Ltd., a company organized under the laws of Singapore (“MAXN” or the “Customer”) (Suppliers and the Customer, each a “Party” and collectively the “Parties”).
本分布式P系列产品供货主协议（连同所有附件，下称本“分布式协议”）于2024年4月_____日（下称“签署日”）在环晟光伏（江苏）有限公司，一家依据中国法律组织成立的公司（下称“环晟光伏”），环晟新能源（江苏）有限公司，一家依据中国法律组织成立的公司（下称“环晟新能”，连同环晟光伏，分别被称为一家“供应商”，合称为“各供应商”），以及Maxeon Solar Technologies, Ltd.，一家依据新加坡法律组织成立的公司（下称“MAXN”或“客户”）之间签署（各供应商和客户，分别被称为“一方”，合称为“各方”）。
RECITALS
前言
WHEREAS, Suppliers are engaged in the business of developing, producing, selling and marketing shingled-cell photovoltaic module products using an innovative type of shingled-cell photovoltaic technology licensed by Maxeon Solar Pte. Ltd., a subsidiary of MAXN (“P-Series Products”) and are owning and operating production facilities for P-Series Products in Yixing, Jiangsu.
鉴于，各供应商采用MAXN的子公司Maxeon Solar Pte. Ltd.许可的一种新型的叠层光伏技术从事叠层光伏组件产品（下称“P系列产品”）的研发、制造、销售和营销活动，并在江苏省宜兴拥有和运营P系列产品的生产工厂。
WHEREAS, on February 8, 2021, the Parties, TCL Zhonghuan Renewable Energy Technology Co., Ltd. (formerly named Tianjin Zhonghuan Semiconductor Co., Ltd., “TCL Zhonghuan”) and SunPower Systems International Limited (“SPSI”) entered into a Business Activities Framework Agreement (Amended, Novated and Restated) (as further amended by that certain Amendment of Business Activities Framework Agreement dated November 15, 2021, the “Framework Agreement”) and a P-Series Products Offshore Master Supply Agreement (as further amended by that certain Amendment of P-Series Products Offshore Master Supply Agreement dated November 15, 2021 and 2nd Amendment of P-Series Products Offshore Supply Agreement dated December 31, 2023, the “Existing MSA”) with respect to the sale and purchase of P-Series Products manufactured by the Suppliers and supplied to MAXN and SPSI.

Project Fractal – DG P-Series Products Master Supply Agreement
鉴于，各方、TCL中环新能源科技股份有限公司（原名天津中环半导体股份有限公司，下称“TCL中环”）和SunPower Systems International Limited（“SPSI”）在2021年2月8日签署了关于各供应商制造并向MAXN和SPSI供应P系列产品的销售和购买的《商业活动框架协议（经修订、更新并重述）》（经2021年11月15日《商业活动框架协议之修正案》修订，下称“框架协议”）和一份《P系列产品境外供货主协议》（经2021年11月15日《P系列产品境外供货主协议之修正案》和2023年12月31日《P系列产品境外供货主协议之第二修正案》修订，下称“现有供货主协议”）。
WHEREAS, as of the Execution Date of this DG Agreement, the Parties, TCL Zhonghuan and SPSI have entered into a Termination Agreement to terminate the Framework Agreement and the Existing MSA.
鉴于，截止到本分布式协议签署日，各方、TCL中环和SPSI已签署了一份终止协议，用于终止框架协议和现有供货主协议。
WHEREAS, MAXN and Suppliers maintain continued co-operation on product development of P-Series Products and MAXN will continue designing and selling P-Series Products meeting following criterial: (i) module length no greater than 2.2 meters; (ii) module area no greater than 2.5 square meters; and (iii) module weight no greater than 30 kilograms (“DG Products”).
鉴于，MAXN和各供应商在P系列产品的产品开发上保持持续合作，MAXN将继续设计和销售符合如下标准的P系列产品：（i）组件长度不超过2.2米；（ii）组件面积不超过2.5平方米；以及（iii）组件重量不超过30公斤（下称“分布式产品”）。
WHEREAS, the Parties wish to enter into this DG Agreement in order to re-define the terms and conditions whereby the Suppliers sell to MAXN, and MAXN purchases from the Suppliers, the DG Products.
鉴于，各方希望签订本分布式协议以重新界定各供应商向MAXN销售和MAXN向各供应商购买分布式产品的条款和条件。
NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agrees as follows:
为此，基于良好及有价约因，特此确认充分并予以接受，各方同意达成如下协议：
AGREEMENT
协议
1.Scope of Agreement
协议范围
1.1Sale and Purchase of DG Products. The Customer agrees to purchase from the Suppliers, and the Suppliers agree to sell and supply to the Customer, the DG Products, under the terms and conditions of this DG Agreement. All DG Products

Project Fractal – DG P-Series Products Master Supply Agreement
delivered by the Suppliers pursuant to this DG Agreement (whether delivered prior to or after the Execution Date) shall comply with the product descriptions and specifications (excluding warranty period) attached as Schedule 2 (DG Products Description and Specifications) of this DG Agreement, unless otherwise agreed by Customer and the Suppliers in writing. The Suppliers shall not substitute goods or alter configurations or specifications of the DG Products without Customer’s prior written consent.
分布式产品的销售与购买。客户同意根据本分布式协议的条款和条件自各供应商处购买，且各供应商同意根据本分布式协议的条款和条件向客户销售及供应分布式产品。各供应商根据本分布式协议交付的所有分布式产品（无论其是否交付时间在签署日之前或之后）均应符合本分布式协议附件 2（分布式产品描述和参数）中所规定的（不含保证期部分）或者客户与供应商另行书面确认的产品描述和参数。未经客户事先书面同意，各供应商不得对分布式产品的货物进行替换或者改变其结构或规格。
1.2Agreement Structure. The Parties acknowledge and agree that (i) this DG Agreement, together with all the schedules hereto, shall be the only contract between them governing the sales and purchase of DG Products; and (ii) this DG Agreement shall constitute a right, and not a commitment or obligation, on the part of the Customer to purchase any particular quantity of DG Products unless and until certain purchase commitments for any DG Products become binding pursuant to the time schedule set out in Schedule 4.
协议架构。各方承认并同意，（i）本分布式协议及其全部附件应为各方之间约束其分布式产品销售和采购的唯一合同；并且（ii）本分布式协议应仅作为客户采购任何特定数量的分布式产品的权利，除非和直至客户对特定数量分布式产品的购买承诺根据本分布式协议附件 4中规定的时间表转化为具有约束力的购买承诺和义务。
2.Product Roadmap & Demand Forecast
产品路线图 & 需求预测
2.1Product Availability. The Suppliers shall maintain and update the product roadmap of DG Products in accordance with the demand and trend of change of market, and produce DG Products with market competitiveness. Should the Suppliers unilaterally decide to discontinue any DG Product, they shall deliver to the Customer at least nine (9) months prior written notice of the date Suppliers intends to discontinue manufacture or sale of such DG Product.
产品可得性。各供应商应根据市场需求和变化趋势更新分布式产品的产品路线图，生产具有市场竞争力的分布式产品。如各供应商单方面决定不再维持某款分布式产品，其应在终止该分布式产品的制造或销售之日前至少九（9）个月向客户发送书面通知。

Project Fractal – DG P-Series Products Master Supply Agreement
2.2Product Roadmap
产品路线图
(a)Without jeopardizing any Warranty of DG Products provided by the Suppliers hereunder, the Parties shall collaborate and invest resources to ensure the DG Products are market competitive in terms of performance, reliability, quality and cost. Without jeopardizing any obligation of the Suppliers under Section 2.1 hereunder, the process and responsibilities of developing DG Products are more detailed set out in Schedule 3 (DG Products Development Guidance) hereto.
在不影响各供应商在本分布式协议下提供的分布式产品的质保的前提下，各方将合作并投入资源，确保分布式产品在性能、可靠性、质量和成本上具有市场竞争力。在不影响各供应商在第2.1条项下的义务的前提下，各方对分布式产品的开发进行投入的流程和责任在本分布式协议附件 3（分布式产品开发指引）中进行了更细致规定。
(b)The Parties agree to jointly define a module product roadmap for DG Products, include:
各方同意共同确定分布式产品的组件产品路线图，包括：
(i)Expected module models and introduction dates; and
预计的组件模型和引进日期；和
(ii)Module power levels, construction type, power and electrical configuration.
组件功率级、建造类型、功率和电路布局。

(c)The Parties shall form a technology and product committee, with representatives from each Party, which will review and recommend changes to the product roadmap.
各方应成立技术和产品委员会，其中有来自每一方的代表，将审查和建议对产品路线图的修改。
(d)Upon the request of the Customer, the Suppliers shall advise the development status of its relevant standard P-Series Products timely and comprehensively to enable the Customer to optimize the NPI process for new DG Products.
应客户要求，各供应商应及时并全面地告知客户其相关标准P系列产品的开发状况，以便客户为新的分布式产品优化新产品导入（NPI）流程。

Project Fractal – DG P-Series Products Master Supply Agreement
(e)the Customer may use the Suppliers technology development platform (pilot lines and production lines, labs, materials, office space and logistics, etc.) on cost basis or at the terms of charge or compensation to be agreed between the Parties from time to time.
客户将被允许基于成本或各方之间不时达成一致的收费或补偿，使用各供应商的技术开发平台（实验线、生产线、实验室、物料和办公空间、物流等）。
2.1The Parties agree that the output of the Suppliers for the DG Products shall be administered based on the Suppliers’ production plan and the Customer’s demand forecasts and commitment of purchase volume, each provided under Schedule 4 (Offshore DG Demand Forecasting Mechanism) to this DG Agreement.
各方同意，各供应商的分布式产品的产量应根据各供应商的生产计划和客户根据本分布式协议附件 4（境外分布式需求预测机制）提供的需求预测和承诺购买量进行管理。
2.2The Suppliers agree that, once the Customer’s purchase commitments for any DG Products become binding pursuant to the time schedule set out in Schedule 4 hereto, they shall supply such DG Products to the Customer in accordance with the terms of this DG Agreement, regardless of any change in its production plan or capacity, market situation or any other developments that may occur thereafter.
各供应商同意，一旦客户对任何分布式产品的购买承诺根据本分布式协议附件 4中规定的时间表具有约束力，各供应商应根据本分布式协议的条款向客户供应此类分布式产品，无论其生产计划或产能、市场状况或此后可能出现的任何其他情况有何变化。
3.Purchase Orders
采购订单
3.1Purchase Order
采购订单
The Customer shall fulfill its purchase commitments (as determined under Schedule 4 hereto) by issuing purchase orders to the Suppliers in the form attached to Schedule 5 (each, a “Purchase Order”) and shipping instructions from time to time. A Purchase Order may include forecasted Purchase Price on EXW or DAP (INCOTERMS 2020) basis and such blanket Purchase Order with forecasted Purchase Price will be replaced by a new Purchase Order or divided into Purchase Orders with updated shipping terms prior to shipment. PO Process is attached as Schedule 6 hereof. Any Purchase Order issued in compliance with the terms of this DG Agreement are binding upon the Suppliers and shall be deemed as being automatically accepted by the Suppliers, unless

Project Fractal – DG P-Series Products Master Supply Agreement
rejected by Suppliers in writing in two (2) business days with a valid reason that is in compliance with the terms of this DG Agreement.
客户应不时以附件 5所附格式向各供应商发出采购订单（以下简称“采购订单”）和装运指示以履行其购买承诺（根据本分布式协议附件 4确定）。采购订单可能包含基于EXW或DAP（国际贸易术语2020）的预测购买价格，该等含有预测购买价格的空白采购订单将在发货前被新采购订单所替代或被拆分成多个更新了运输条件的采购订单。采购订单流程见本分布式协议附件 6。符合本分布式协议条款发出的任何采购订单对各供应商具有约束力，并应视为被各供应商自动接受；除非供应商在两（2）个工作日内基于符合本分布式协议条款的正当理由给出了书面拒绝。
3.2Changes to Purchase Orders
变更采购订单
Changes to Purchase Orders such as shipping rescheduling and cancellations, may be made without penalty or additional cost, provided that such changes are made by mutual agreement of the Parties.
变更采购订单（例如装运日期的重排和取消）可以无需支付罚金或额外成本，但前提是此类变更经各方一致同意。
4.Delivery
交付
4.1Unless otherwise agreed by the Suppliers and the Customer and reflected in relevant Purchase Order, the Suppliers shall arrange shipment of the DG Products on DAP (INCOTERMS 2020) to the port of destination designated by MAXN in each Purchase Order. The list of ports of destination that may be designated by MAXN and its special requirements for international shipments are set out in Schedule 6 hereto and the Suppliers will comply with them in performing a Purchase Order on DAP (INCOTERMS 2020) basis.
除非各供应商和客户另行同意并反映在相关采购订单中，各供应商应在各采购订单中由MAXN指定的目的港按照DAP（国际贸易术语2020）装运分布式产品。MAXN可能指定的目的港清单和国际货运的特别要求在本分布式协议附件 6规定，且各供应商将在按照DAP（国际贸易术语2020）履行采购订单时遵守。
4.2If the Customer place a Purchase Order on EXW (INCOTERMS 2020) basis, the Suppliers shall deliver the DG Products at the locations of the Suppliers’ manufacturing facility in Yixing, Jiangsu Province, PRC or any other facilities agreed by the Parties (the “Facility”).

Project Fractal – DG P-Series Products Master Supply Agreement
如果客户按照EXW（国际贸易术语2020）发出一份采购订单，各供应商应在其中国江苏省宜兴市的制造工厂或各方约定的其他工厂所在地（下称“工厂”）交付分布式产品。
5.Purchase Price
购买价格
5.1The purchase price for the DG Products sold by the Suppliers to the Customers (the “Purchase Price”) shall be determined according to Schedule 7 (Determination of the Purchase Price).
由各供应商向客户销售的分布式产品的购买价格（下称“购买价格”）应根据附件 7（购买价格的确定）确定。
5.2For the purchase of certain quality critical items that will be identified by the Customer, and subject to the new supplier and material qualification process of the Suppliers, the Customer shall have the right to specify the exact materials or equipment recipes (e.g., cell inter-connect material vendor and process recipe for the DG Products supplied to the Customers) and the specific suppliers of such materials or equipment (the “Critical Suppliers”). The Suppliers shall procure such materials and equipment only from the suppliers identified by the Customer. Any additional cost for the purchase of such materials and equipment shall be added to the Purchase Price to be paid by the Customer. For a Critical Supplier of any materials identified by the Customer, if the Suppliers have located suitable alternative supplier(s) and alternative materials, the Customer shall work with the Suppliers in good faith to test, certify, trial use and accept such alternative suppliers and materials in accordance with BOM control procedures between the Parties and the best industrial practice, and the Customer shall not refuse without good reason, provided that the Suppliers shall not weaken the Warranty for relevant DG Products and be solely responsible for other costs and risks.
对于将由客户确定的某些质量关键项目的采购，受制于各供应商的合格供方和物料导入流程，客户应有权确定具体的材料或设备参数（例如，向客户供应的分布式产品的电池串的互联材料供应商及工艺配方）以及该等材料或设备的特定供货商（下称“关键供应商”）。各供应商应仅从客户确定的供货商处购买该等材料和设备。购买该等材料和设备的任何额外成本应添加到将由客户支付的购买价格中。对于客户确定的任何原材料的关键供应商，如果供应商找到合适的替代原材料供应商及替代原材料，客户应善意地配合各供应商将该替代原材料供应商及替代原材料按照各方之间的物料变更程序和行业最佳实践对该替代原材料供应商及替代原材料进行测试、认证、试生产和正式引入，且客户没有合理理由不能拒绝，但是各供应商不得减少相关分布式产品的保证并单独承担其他成本和风险。
6.Payment; Taxes

Project Fractal – DG P-Series Products Master Supply Agreement
付款；税务
6.1Unless otherwise agreed between the Parties, the Purchase Price shall be referred to and paid in the currency of the United States (i.e., U.S. Dollars).
除非各方另有约定，购买价格应使用美国货币（即美元）计价和支付。
Unless otherwise agreed between the Parties, the Purchase Price for DG Products delivered on DAP (INCOTERM 2020) basis shall be fully paid within [..] days after the delivery of relevant DG Products at the designated port of destination. If the Purchase Price is not fully paid up during the aforesaid [..]-day period or any other period agreed between the Parties, (i) the Customer shall be liable for late payment interest at the rate of [..]% per day; and (ii) unless otherwise agreed between the Parties prior to the payment due date, if such delay is more than [..] days, then, with prior notice to the Customer, the Suppliers may suspend the delivery of DG Products made under outstanding but undelivered Purchase Orders at comparable volume until full payment for the delivered DG Products has been received from the Customer.
除非各方另有约定，以DAP（国际贸易条款2020）交货条款交付的分布式产品的购买价格应于相关分布式产品在指定目的港交货后 [..]日内全额支付。如果购买价格在上述十[..]日期限或各方另行约定的任何其他期限内未全额付清，则（i）客户应按照每日万分之（[..]%）的利率支付逾期付款利息；且（ii）除非各方在付款到期日前另有约定，如该逾期超过[..]日，则通过事先通知客户，供应商可以推迟交付可比数量的未完成交付采购订单下的已生产的分布式产品，直到收到该客户对已交付分布式产品的完整付款为止。
6.2Unless otherwise agreed between the Parties, the Purchase Price for DG Products delivered on EXW (INCOTERMS 2020) basis shall be fully paid within [..] days of delivery at the Facility. If the Customer has not made full payment within such [..] day period or any other period agreed between the Parties, (i) the Customer shall be liable for late payment interest at the rate of [..]% per day; and (ii) unless otherwise agreed between the Parties prior to the payment due date, if such delay is more than [..] days, with prior notice to the Customer, the Suppliers may suspend the delivery of DG Products made under outstanding but undelivered Purchase Orders at comparable volume until full payment for the delivered DG Products has been received from the Customer.
除非各方另有约定，按照EXW（国际贸易术语2020）交付的分布式产品的购买价格应于在工厂交付后（[..]日内完全付清。如果客户在交付后 [..]日期限或各方另行约定的任何其他期限内没有完全付清，则（i）客户应就延迟付款按照每日万分之二点五（[..]%）的利率支付利息；且（ii）除非各方在付款到期日前另有约定，如该逾期超过[..] 日，通过事先通知客户，供应商可以推迟交付可比数量的未完成交付采购订单下的已生产的分布式产品，直到收到该客户对已交付分布式产品的完整付款为止。

Project Fractal – DG P-Series Products Master Supply Agreement
6.3The Customer shall not be required to pay the portion of any invoice that is the subject of a bona fide dispute pending resolution of that dispute. Invoices shall be subject to adjustment by Customer for errors, shortages, and/or rejected DG Products. Payment of an invoice shall not constitute the acceptance of any DG Products.
如任何发票中有部分金额存在待解决的善意争议，则客户不应被要求支付该等发票中的争议金额。客户可以根据错误、短缺和/或拒收的分布式产品对发票进行调整。发票的付款不应构成对任何分布式产品的接收。
6.4The information on the Suppliers’ invoice shall include, without limitation, the following (each stated separately): Purchase Order number, quantities, unit value and settlement currency, and freight charges, if applicable. The Suppliers’ invoice shall not include any term or condition which is in conflict with this DG Agreement. Invoices must be addressed to the Customer at the address set forth in Section 20, unless the Customer provides notice otherwise.
各供应商的发票上应包括但不限于如下信息（各项单独说明）：采购订单编号、数量、单价和结算货币以及运费（如适用）。各供应商的发票不应包括与本分布式协议冲突的条款和条件。除非客户另行通知，发票须按照第20条规定的地址寄送至客户。
7.Packaging; Shipping; Freight
包装；发货；货运
The Suppliers shall package the DG Products as specified in the label and carton specifications, attached hereto as Schedule 8 (unless otherwise modified in writing by the Customer’ authorized representatives), and in accordance with (i) industry standard practices to reduce the risk of damage and to help minimize shipping rates, and (ii) in accordance with all national, provincial and local packaging and transportation laws and regulations applicable to the Suppliers’ obligations under this DG Agreement. An itemized packing list shall accompany each delivery. All shipping information, including that on invoices and packing labels, will list the country of origin for all DG Products supplied, and must be in both text and scannable bar code formats, as provided on Schedule 8. The Suppliers shall deliver a shipment notice to the Customer by facsimile, telefax, email or other means of communication no later than five (5) days prior to the shipment date, and such notice shall include such information as agreed upon by the Parties. Within seven (7) days after delivery, the Suppliers shall deliver to the Customer via e-mail a bill of materials showing unit serial numbers and factory test results, in an appropriate format specified by the Customer.
各供应商应当按照本分布式协议附件 8的标签及装箱规格包装分布式产品（客户授权代表作出书面修改的除外），并符合（i）行业标准惯例，从而降低损失风险、最大程度降低运费，及（ii）所有适用于各供应商在本分布式协议项下义务的国家、省级及地方的关于包装及运输的法律法规。每次交付货物应当附有一份逐条

Project Fractal – DG P-Series Products Master Supply Agreement
列明的包装清单。所有发货信息，包括在发票和包装标签上的发货信息，应当列明所有供给的分布式产品的原产国家，且须为附件 8规定的文字及可扫描的条形码两种形式。各供应商应当不晚于发货日前五（5）日通过传真、电传、邮箱或其他通信方式向客户发送发货通知，且该等通知应当包含各方约定的信息。交付后七（7）日内，各供应商应当以客户明确要求的适当格式，通过电子邮件向客户发出记载有单位序列号和工厂检验结果的材料清单。
8.Right of Inspection; Conformance and Replacement Products
检查权；合格及替代产品
The Customer may examine, test and determine, at the Facility, during normal business hours, and in a manner that does not damage the DG Products or impact the Warranty for DG Products attached as Schedule 9 (the “Warranty”) in any way, if the DG Products to be delivered conform to the applicable specifications. The Customer will notify the Suppliers in writing as soon as possible if the Customer does not accept the DG Products, and consequently rejects the DG Products (“Rejection Notice”), with such acceptance not to be unreasonably withheld, conditioned, or delayed, but in any event, the Customer must accept or reject the DG Products within twenty (20) business days of delivery of the DG Products. Liability for storage charges during this period shall depend on the validity of the Customer’s rejection. If the Customer fails to accept or reject within twenty (20) business days of delivery, the DG Products will be deemed accepted. Any actual or deemed acceptance of the DG Products by the Customer shall not prejudice in any respect the Customer’s Warranty rights or other rights related to the DG Products. If the Customer rejects the DG Products, the Suppliers shall have the right to undertake its own inspection. If the DG Products fail to meet the acceptance criteria in the product specifications set forth in Schedule 2 to this DG Agreement, the Suppliers shall replace and re-deliver the rejected DG Products within ten (10) business days after receipt of the Rejection Notice. The Customer will, within ten (10) business days after such re-delivery or re-performance, accept or reject the DG Products in accordance with the foregoing procedure, which procedure will be repeated until the Customer accepts the DG Products. For the avoidance of doubt, the Customer’s acceptance of DG Products, howsoever obtained, shall not relieve the Suppliers of the Warranty obligations set forth herein. Any dispute between the Parties related to the acceptance or rejection of DG Products shall be governed by the dispute resolution mechanism in Section 27 herein.
客户有权在正常工作时间，以不损害分布式产品或者以任何不影响附件 9中分布式产品保证（下称“保证”）的方式，在工厂检查、检测及确定拟交付的分布式产品是否符合适用规格。如客户未接收继而拒收分布式产品，其应尽快书面通知各供应商（下称“拒收通知”），该等接收不应被不合理地拒绝、附条件或者迟延，但在任何情况下，客户必须在分布式产品交付后二十（20）个工作日内接收或者拒收该等分布式产品。在此期间支付存储费用的责任应取决于客户拒收的有效性。如客户未能在交付后二十（20）个工作日内接收或者拒绝，视为分布式产品已被接收。客户对分布式产品的任何实际及视为的接收均不会在任何方面损害客户的保证权利

Project Fractal – DG P-Series Products Master Supply Agreement
或与分布式产品有关的其他权利。如客户拒收了分布式产品，各供应商应有权亲自检查。如分布式产品未能满足本分布式协议附件 2中列明的产品规格的接收标准，各供应商应当于收到拒收通知后十（10）个工作日内更换和重新交付被拒收的分布式产品。客户将于该等重新交付或者重新履行后十（10）个工作日内按照前述步骤接收或拒收分布式产品，该等步骤将重复直至客户接收分布式产品。为避免疑问，无论以何种方式取得客户对分布式产品的接收，均不得免除各供应商在本分布式协议项下的保证义务。各方之间关于接收或拒收分布式产品的任何争议应当适用本分布式协议第27条规定的争议解决机制。
9.Transfer of Risk of Loss and Title
损失风险及所有权的转移
9.1Risk of loss of, and liability for, the DG Products shall pass to the Customer (or its Affiliate placing the relevant Purchase Order) at the time of delivery, pursuant to DAP (INCOTERMS 2020) or EXW (INCOTERMS 2020), as the case may be.
分布式产品的损失风险及其责任应当根据DAP（国际贸易术语2020）或EXW（国际贸易术语2020）（视情况而定）在交付时转移至客户（或其发出相关采购订单的关联方）。
9.2Title to the DG Products and beneficial right under relevant shipping insurances shall transfer to MAXN simultaneously with risk of loss.
分布式产品的所有权、相关运输保险下的受益权应当与损失风险一同转移给MAXN。
10.Branding
品牌
The DG Products to be delivered by the Suppliers to MAXN under this DG Agreement shall be branded and labeled as designated by MAXN in written notice to Suppliers from time to time, provided however that, the DG Products delivered by the Suppliers shall always bear the serial numbers of the original Supplier.
各供应商根据本分布式协议由向MAXN交付的分布式产品应当按照MAXN不时发出的书面指示标注商标和标识，但各供应商交付的分布式产品应始终保有原始供应商的生产序列号。

Project Fractal – DG P-Series Products Master Supply Agreement
11.Operational Management
营运管理
11.1Operational Management
营运管理
Without prejudice to any warranty of DG Products provided by the Suppliers hereunder, the Suppliers shall prepare and submit to the Customer an operating code for the manufacturing of DG Products that defines best practices and a continuous improvement framework, including:
在不影响各供应商在本分布式协议下提供的分布式产品质保的前提下，供应商应编制并向客户提交分布式产品制造的运营准则，规定最佳实践和持续改进分布式产品的框架，包括：
(a)BOM Control/Engineering Change Control – changes to the product, equipment, process, stringer process recipes, bill of materials, approved vendor list, and peripheral materials require prior written agreement of the Customer;
BOM控制/工艺变革控制 - 对产品、设备、制程、串焊机制程参数、物料清单、批准的供应商名单和外围物料的改变需要通过由变更控制委员会的同意；
(b)For some quality critical items, the Customer may propose the exact materials or equipment settings and process recipe for DG Products for the Suppliers’ qualification and deployment;
对于一些质量关键的事项，客户可为分布式产品建议准确的物料、设备设置和工艺配方，以供各供应商验证并实施；
(c)Quality Assurance processes shall be created and maintained, including Process Control Plan, FMEAs, Closed-loop learning/Structured Problem Solving (Why-Why, 8D, RCCA), SPC, Flash Test integrity, material traceability, reliability monitoring;
将建立和保持质量保证程序，包括制程控制计划，故障模式和影响分析，闭环学习/结构化问题分析（Why-Why分析法，8D，RCCA），统计过程控制，Flash Test Integrity（组件功率量测），物料跟踪，可靠性监控；
(d)Business Processes for Manufacturing (yield improvement OEE, cost reduction programs) Supplier Qualification, Product/Process/Equipment Development; and

Project Fractal – DG P-Series Products Master Supply Agreement
制造的商业过程（提升良品率、OEE（设备使用效率），成本降低项目），供应商资格审核，产品/制程/设备开发；以及
(e)Production System - Continuous improvement business process for cost reduction, efficiency/productivity improvements and process control. Examples include joint Kaizen workshops, Control Reviews.
生产体系 - 持续改进商业流程来降低成本，改进效率/生产能力，和制程控制。例如管理方法改善，控制审阅。

12.Warranties
保证
12.1All DG Products delivered pursuant to this DG Agreement shall be warranted by the Suppliers in accordance with the provisions of this Section 12.
根据本分布式协议交付的所有分布式产品应由各供应商根据本第12条的规定给予保证。
12.2Unless otherwise agreed by the Parties, all DG Products delivered by the Suppliers shall comply in all material respects with the descriptions and specifications (excluding warranty period) attached as Schedule 2 to this DG Agreement.
除非各方另有约定，各供应商交付的所有分布式产品均应在全部重要方面符合本分布式协议附件 2中规定的描述和规格参数（不含保证期）。
12.3Notwithstanding anything to the contrary in this DG Agreement (including the DG Products Description and Specifications in Schedule 2), all P-Series Products delivered by Suppliers pursuant to this DG Agreement shall be warranted by the Suppliers for workmanship and operability in accordance with the conditions of the Warranty (including without limitation to warranty period) as set out in Schedule 9 (DG Products Warranty) hereto.
无论本分布式协议（包括附件 2中的分布式产品规格和参数）是否有任何相反规定，由各供应商根据本分布式协议交付的所有分布式产品，均应根据本分布式协议附件 9（分布式产品保证）中规定的保证的条件（包括但不限于保证期），由各供应商提供关于工艺和操作性的担保。
12.4If there is a Warranty claim made by the Customer, the Suppliers shall test any DG Product that is returned to it in connection with the Warranty claim. Upon the Warranty claim being proved by such testing, the Suppliers shall replace or repair the defective DG Product, subject to the terms and conditions of the Warranty.

Project Fractal – DG P-Series Products Master Supply Agreement
如客户提出保证索赔，各供应商应对由于保证索赔退回的分布式产品进行测试。保证索赔经测试验证后，各供应商应按照保证条款更换或维修存在瑕疵的分布式产品。
12.5Subject to the requirements of applicable law, (i) the Customer may pass the Warranty to a third party who purchases the DG Products from the Customer and enable such third party purchaser to make a Warranty claim against the Suppliers, (ii) the Customer may make a Warranty claim against the Suppliers for and on behalf of a third party purchaser, and (iii) the Suppliers shall pass to the Customer any warranty on any components of the DG Products the Suppliers have obtained from the relevant supplier or Supplier, without limiting any liability of the Suppliers under the Warranty.
受限于适用法律的要求，（i）客户可以将保证转移给从其处购买分布式产品的第三方，并使该第三方买家可以向各供应商提出保证索赔，（ii）客户可以代表第三方买家向各供应商提出保证索赔，以及（iii）在不限制各供应商在保证项下任何责任的前提下，各供应商应将其从相关供货商或供应商处取得的关于分布式产品零部件的任何保证转移给客户。
13.Liabilities for Breach of Contract
违约责任
13.1Indemnity
赔偿保证
(a)Any Party (the “Indemnifying Party”) shall indemnify and hold harmless any other Party (the “Indemnified Party”) and its Affiliates from and against any and all direct (but not consequential) losses, liabilities, damages, costs, penalties and expenses (including their directors’, officers’, employees’ and agents’, attorneys’ and other professionals’ fees and disbursements) directly incurred in connection with or arising from any breach by the Indemnifying Party of any representation or warranty in this DG Agreement or of its obligations under this DG Agreement.
如一方（下称“赔偿方”）违反其在本分布式协议中任何陈述或保证或其在本分布式协议项下的任何义务，赔偿方应补偿任何其他方（下称“被赔偿方”）及其关联方就该等违反产生的或因该等违反引起的任何及全部直接（而非间接）的损失、责任、损害、成本、罚款和费用（包括其董事、高管、员工、代理人以及律师和其他专业人员费用和开支），并使其免受损害。
(b)Each Party acknowledges and agrees that the Indemnified Party may be irreparably damaged if any of the provisions of this DG Agreement are not performed in accordance with their specific terms due to any fault of the Indemnifying Party and that any breach of this DG Agreement could not be adequately compensated in all

Project Fractal – DG P-Series Products Master Supply Agreement
cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the Indemnified Party may be entitled at law, it shall be entitled to enforce any provision of this DG Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this DG Agreement, including, without limitation, Sections 10.
每一方承认并同意，如果本分布式协议的任何规定因为赔偿方的任何过错而没有根据其具体条款得以执行，被赔偿方可能受到无法弥补的损害，而且对于本分布式协议的任何违反无法在任何情况下均仅通过金钱赔偿得到充分补偿。因此，除被赔偿方可能根据法律有权获得的任何其他权利或救济外，其有权根据实际履行的裁定，强制执行本分布式协议的任何条款，并有权采取临时的、初步的和永久的禁令救济以防止对本分布式协议任何条款的违反或威胁的违反（包括但不限于第10条）。
13.2Liquidated Damages
违约金
Notwithstanding Section 13.1, the Parties shall pay liquidated damages for their delay in performance as follows:
尽管有第13.1条的规定，各方应就其延迟履约支付违约金，具体如下：
(a)The Suppliers shall deliver the DG Products to the Customer at such place and date as indicated on the Purchase Order issued by the Customer under this DG Agreement. If the delivery is late for a time period longer than fourteen (14) days, the Suppliers shall be liable to the Customer for liquidated damages in the amount of zero point five percent (0.5%) of the value of the DG Products per week of delay.
各供应商应按照本分布式协议下客户发出的采购订单上注明的地点和日期向客户交付分布式产品。如果延迟交货超过十四（14）天，各供应商应向客户支付违约金，违约金金额为每延迟一周分布式产品价值的百分之零点五（0.5%）。
(b)The Customer shall give shipping instructions to the Suppliers for those DG Products ordered by a Purchase Order on DAP (INCOTERM) basis and take delivery of the DG Products ordered by a Purchase Order on EXW (INCOTERM) basis in a timely manner. If the Customer is late in giving shipping instructions or late in taking delivery for a time period longer than fourteen (14) days, the Customer shall be liable to the Suppliers for liquidated damages in the amount of zero point five percent (0.5%) of the value of the DG Products per week of the Customer’s delay in giving instructions or taking delivery.

Project Fractal – DG P-Series Products Master Supply Agreement
客户应及时向各供应商发出以DAP（国际贸易术语解释通则）为条件的采购订单所订购分布式产品的装运指示，并及时接收以EXW（国际贸易条款解释通则）为条件的采购订单所订购的分布式产品。如果客户延迟发出装运指示或延迟提货超过十四（14）天，客户应向各供应商支付违约金，每延迟一周，违约金金额为客户延迟发出装运指示或延迟提货对应数量分布式产品价值的百分之零点五（0.5%）。
13.3Stored Products
储备产品
If the Suppliers breach the terms of Section 2.1 by failing to deliver to the Customer a nine (9) months prior written notice before it discontinue manufacture or sale of any DG Product, or in the case they have delivered such a notice to the Customer, they discontinue manufacture or sale of relevant DG Products before the expiry of the 9-month period, the Suppliers shall manufacture certain volume of such DG Products in advance so they can be kept, sold and delivered to the Customers in next months, and such volume shall be discussed with and agreed in writing with the Customer; if such agreement is not reached, such volume shall be no less than the minimum forecast volume contained in the most recent DG Demand Forecast provided by the Customer before the commencement of discussion.
如果各供应商违反第2.1条的规定，未在其停止制造或销售某款分布式产品之前九（9）个月向客户发送书面通知，或在其已向客户发出此类通知的情况下，其在9个月期限到期前停止制造或销售相关分布式产品，各供应商应提前制造好一定数量的该等分布式产品以便用于在未来月份储存、销售和交付给客户，且该数量应与客户进行协商并以书面形式达成一致；如无法达成一致，该数量应不低于客户在协商前提供的最新分布式需求预测中包含的最低预测需求数量。
14.Epidemic Failure Event. Subject to and without prejudice to any other remedies available under this DG Agreement, upon occurrence of an Epidemic Failure event, the remedies of Section 14.1 and Section 14.2 below shall apply to all the Impacted Products until corrective action is completed as set forth below:
普遍瑕疵事件。在不影响本分布式协议项下任何其他救济的前提下，如果出现普遍瑕疵事件，以下第14.1条和第14.2条规定的救济将适用于所有受影响的产品，直至如下纠正措施完成：
14.1Corrective Action. Upon occurrence of an Epidemic Failure event which has affected the Customer, the Customer shall promptly notify the Suppliers, and shall provide, if known and as may then exist, a description of the failure, and the suspected lot numbers, serial numbers or other identifiers, and delivery dates, of the Impacted Products. The Customer shall make available to the Suppliers samples of the Impacted Products for testing and analysis. Upon receipt of the

Project Fractal – DG P-Series Products Master Supply Agreement
Impacted Products from the Customer, Suppliers shall promptly provide its preliminary findings regarding the cause of the failure. The Parties shall cooperate and work together to determine the root cause. Thereafter, the Suppliers shall promptly provide to the Customer the results of its root cause corrective analysis, its proposed plan for the identification of, and the pre-emptive repair and/or replacement of the Impacted Products, and such other appropriate information. The Suppliers shall recommend a corrective action program which identifies the Impacted Products for pre-emptive repair or replacement, and which minimizes disruption to the Customer and the end user. The Customer and Suppliers shall consider, evaluate and determine the corrective action program.
纠正措施。发生影响客户的普遍瑕疵事件之后，客户应立即通知各供应商，且应当提供一份关于该瑕疵的说明、该受影响的产品涉嫌的批号、序列号或其他标志以及交付日期（如果已知且在当时存在）。客户应向各供应商提供受影响的产品的样品供其进行检测和分析。收到客户提供的受影响的产品后，各供应商应立即提供一份其针对该瑕疵原因的初步调查结果。各方应共同合作以确定该瑕疵的根本原因。之后，各供应商应立即向客户提供一份根本原因纠正分析结果，一份为识别和预先补救和/或替换受影响的产品而拟定的方案，以及其他适当的信息。各供应商还应立即提议建立一个纠正措施计划，该计划应明确需要预先补救或替换的受影响的产品，并最大程度减少对客户和终端用户的干扰。客户和各供应商应考虑、评估和确定纠正措施计划。
14.2Remedies. After such corrective action, the Suppliers shall, at the Customers’ option, either (1) pre-emptively repair and/or replace the Impacted Products; or (2) provide a credit or payment to the Customer in an amount equal to (i) the cost to the Customers for qualified, replacement DG Products acceptable to the Customer, (ii) all labor, equipment and processing costs incurred by the Customer or third parties in the implementation of the corrective action program, including test procedures, test equipment, the testing of DG Products, the cost of pre-emptively (i.e., prior to fail) repairing and/or replacing the Impacted Products, and (iii) reasonable freight, transportation, customs, duties, insurance, storage, handling and other incidental shipping costs incurred by the Customer in connection with the repair and/or replacement of the Impacted Products.
赔偿。在上述纠正措施计划确定后，各供应商应根据客户的选择：（1）预先补救或替换受影响的产品；或者（2）向客户赔偿或支付金额等同于：（i）客户为获取合格的能被其接受的替换分布式产品所花费的费用；（ii）支付客户或第三方在实施纠正措施项目中产生的所有人力、设备及加工费用，包括检测程序、检测设备、检测分布式产品以及预先（即，在瑕疵发生前）补救和/或替换受影响的产品的花费；和（3）支付客户因补救和/或替换任何受影响的产品产生的合理运费、交通、关税、保险、仓储、搬运及其他附带运输费用。
15.Supply Chain Management

Project Fractal – DG P-Series Products Master Supply Agreement
供应链管理
15.1The Suppliers shall provide the Customer with quarterly reports containing information on vendor name of key raw materials and components, including but not limited to cells (purchased or made), wafers, glass, frames, back sheet, encapsulant, and j-box.
各供应商应向客户提供季度报告，其中包含关键原材料和部件的供应商名称，包括但不限于电池（外购和自产）、硅片、玻璃、边框、背板、密封剂和接线盒。
15.2The Suppliers shall grant the Customer permission to contact the Critical Suppliers the Customer determines is reasonably necessary to ensure the Suppliers’ compliance with the terms of this DG Agreement.
各供应商应许可客户联系客户认为其对确保各供应商遵守本分布式协议条款合理必要的关键供货商。
15.3The Suppliers shall use its best efforts to obtain the right for the Customer and its representatives to conduct periodic inspections and audits (with the right to make abstracts from books and records) at the respective factories of its Critical Suppliers to assess their production capabilities, quality control systems, conformance to all Customer requirements, and compliance with applicable laws and regulations. The Customer reserve the right to disapprove the Suppliers’ use of any Critical Supplier that fails to grant such inspections and audits.
各供应商应尽其最大努力为客户及其代表争取对各关键供货商的工厂进行定期检验和审计（以及从账簿和记录中提取信息的权利）的权利，以评估关键供货商的生产能力、质量控制系统、是否符合所有客户要求及是否遵守适用法律法规。客户保留对各供应商使用任何不能给予上述检验和审计的关键供货商的否决权。
16.Power Roadmap
功率路线图
16.1On or prior to the 10th week of each calendar quarter, the Suppliers shall provide the Customer with a power roadmap, covering all the DG Products to be delivered during the period of the next two calendar quarters. Each type of DG Product shall include no more than three (3) bins. The production of DG Products with the lowest bin shall not be more than [..] percent ([..]%) of the total production of such type of DG Products, unless indicated to the contrary in the relevant Purchase Order placed by the Customer and accepted by the Suppliers or as otherwise agreed by the Parties. For those DG Products with the lowest bin which exceeds [..] percent ([..]%) of the total volume of the same type of DG Products, the Customer may, but does not have the obligation to, either (i) reject such DG

Project Fractal – DG P-Series Products Master Supply Agreement
Products or (ii) accept the DG Products with a discount no less than [..]% from the standard price calculated under Section 5.
在每个日历季度的第十周或之前，各供应商应向客户提供涵盖下两个日历季度内交付的所有分布式产品的的功率路线图。每款分布式产品不应超过三种电力档位。其中最低档位的分布式产品的产量不应超过该款分布式产品总产量的百分之[..]（[..]%），除非客户发出的相关采购订单中有相反规定且经各供应商接受，或各方另有约定。对于超出百分之[..]（[..]%）的最低电力档位的这部分分布式产品，客户可以，但没有义务（i）拒绝该分布式产品，或（ii）在按照第5条计算出的标准价格基础上享有至少百分之七点五（[..]%）折扣来接受该分布式产品。
16.2The power roadmap provided by the Suppliers shall meet following criteria: (i) the forecast to the next quarter will be considered final and binding; (ii) the forecast to the quarter after the next one shall be as accurate as possible and the average power bin in final and binding forecast shall not be one (1) watt lower than that in the initial forecast, as shown in the chart below.
各供应商提供的功率路线图应该满足如下条件：（i）对下一季度的预测应被视为最终且具有约束力；（ii）对下下季度的预测应尽量准确，且最终且具有约束力的功率预测档位平均值不低于初始预测档位平均值一（1）瓦。如图所示：

Quarter	Q2'24	Q3'24	Q4'24	Q1'25
Mar'24	Binding	Average Power bin -1 W(Lower Limit)	Forecast	Forecast
Jun'24		Binding	Average Power bin -1 W(Lower Limit)	Forecast
Sep'24			Binding	Average Power bin -1 W(Lower Limit)

16.3Unless otherwise agreed between the Parties, any Purchase Order issued by the Customers must be consistent with the corresponding power roadmap in each quarter.
除非各方另行达成一致，客户发出的任何采购订单必须与每个季度对应的功率路线图一致。
16.4If any DG Products delivered by the Suppliers fall outside the forecast in the relevant power roadmap provided in Section 16.1 (excluding the scenario that the

Project Fractal – DG P-Series Products Master Supply Agreement
deviation of highest bin allocation is no more than [..] percent ([..]%)), then, in addition any other remedies available under applicable laws and this DG Agreement (including without limitation the liquidated damages stipulated in Section 13.2), the Customer may, but does not have the obligation to, either (i) reject such DG Products or (ii) accept the DG Products with a discount no less than [..]percent ([..]%) from the standard price calculated under Section 5.
如果各供应商交付的任何分布式产品超出第16.1条规定的相关功率路线图中的预测（最高档位占比偏差在百分之[..]（[..]%）以内的情况除外），则除了适用法律和本分布式协议规定的任何其他救济（包括但不限于第13.2条规定的违约金）外，客户可以，但没有义务（i）拒收该分布式产品，或（ii）在按照第5条计算出的标准价格基础上享有至少百分之[..]（[..]%）的折扣来接受该分布式产品。
16.5For those DG Products that comply with the product descriptions and specifications in Schedule 2 and the conditions of Warranty set out in Schedule 9, but do not satisfy the lowest bin requirements, the Customer may, but does not have the obligation to, either (i) reject such DG Products or (ii) accept the DG Products at a price with a discount no less than [..] ([..]%) to be separately agreed by the Parties.
对于符合附件 2中的产品描述与规格和附件 9中规定的保证条件，但电力档位低于最低档电力档位要求的分布式产品，客户可以，但没有义务（i）拒收该分布式产品，或（ii）以各方另行达成一致的且折扣不低于百分之[..]（[..]%）的价格接受该分布式产品。
16.6For those DG Products that the Customer have rejected in writing pursuant to Section 16.1, 16.4 or 16.5 hereof, the Suppliers may sell them to a third party customer, provided that (i) such DG Products fallen out of the bin requirements does not exceed [..] percent ([..]%) of the total production volume in any consecutive months of such type of DG Products; (ii) the Customer is invited and given the right of first refusal to accept the DG Products with applicable discounts from standard price; and (iii) these DG Products are not UL listed, sold to United States or bear any “SunPower” or “Maxeon” brand.
对于客户已经根据本分布式协议第16.1，16.4或16.5条拒收的分布式产品，供应商可以将其销售给第三方客户，前提是（i）不符合档位要求的分布式产品不应该超过该类型分布式产品在任何连续月份总产量的百分之[..]（[..]%）；（ii）客户被给予优先权根据标准价格的相关折扣去接收该分布式产品；而且（iii）这些分布式产品不会进行UL认证、销往美国或贴有“SunPower”或“Maxeon”品牌。
17.Representations and Warranties
陈述与保证

Project Fractal – DG P-Series Products Master Supply Agreement
Each Party represents and warrants that: (a) it is duly incorporated and validly existing in its jurisdiction of formation or organization; (b) it has full authority to enter into this DG Agreement; (c) this DG Agreement is a valid, legally binding and enforceable agreement; (d) there are no prior commitments or other obligations that prevent it from fully performing all its obligations under this DG Agreement, and neither execution of this DG Agreement or performance of obligations hereunder will result in a breach of any obligations owed by it under any other agreement; (e) it has not entered into any agreement or obligation that will conflict with its obligations under this DG Agreement; and (f) neither it nor any of its Representatives has given to or received from any other Party or its Representatives any commission, fee, rebate, kickback, or unreasonable gift or entertainment of value in connection with this DG Agreement. For purposes of this Section, “Representatives” shall include a Party’s Affiliates, as well as the Party and its Affiliates’ directors, officers, employees, agents and advisors (including, without limitation, attorneys, accountants, consultants, bankers, financial advisors or lending institutions).
每一方作出如下陈述与保证：（a）在其成立或组织的司法辖区正当成立并有效存续；（b）其具有充分授权来签署本分布式协议；（c）本分布式协议有效、具有法律束缚力并可强制执行；（d）不存在阻碍其全面履行本分布式协议项下义务的在先承诺或其他义务，并且，签署本分布式协议和履行本分布式协议项下义务不会导致其违反其在其他任何协议项下的义务；（e）其没有签订/承担任何与本分布式协议项下其义务存在冲突的协议/义务；以及（f）其及任何其代表未给予或收取任何其他一方或其代表任何与本分布式协议有关的佣金、费用、折扣、回扣或不合理的礼物或娱乐招待。为本条规定之目的，“代表”应当包括一方的关联方，以及一方及其关联方的董事、高管、员工、代理和顾问（包括但不限于律师、会计师、顾问、银行顾问、财务顾问或贷款机构）。
18.Confidentiality
保密
18.1Each of the Parties agrees, during the term of this DG Agreement and for a period of three (3) years after termination thereof for any reason whatsoever, not to, and shall cause its Representatives not to, disclose the Confidential Information of the disclosing Party to any third parties or to the receiving Party’s Representatives, except to those Representatives of the receiving Party who reasonably require such information for the purpose of the matters contemplated by this DG Agreement; provided, however, that a receiving Party may disclose such portions of the disclosing Party’s Confidential Information (1) as may be required under applicable law, or (2) under valid subpoena, court order or by any rule or regulation of a court of competent jurisdiction. In the event applicable law requires or a valid subpoena, court order or any other rule or regulation of a court of competent jurisdiction compels a receiving Party to disclose such Confidential Information, the receiving Party, to the extent

Project Fractal – DG P-Series Products Master Supply Agreement
legally permitted, shall provide the disclosing Party with prompt notice of any such requirement so that the disclosing Party, at its sole cost and expense, may seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information. If the disclosing Party does not obtain such a protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information, or if it does not waive compliance with the provisions of this Section 18, the receiving Party will furnish, upon the advice of its counsel, only that portion of such Confidential Information which it is legally required to furnish.
各方同意，在本分布式协议期限内并在本分布式协议因任何原因终止后三（3）年内不得，并且应促使其代表不得，向任何第三方或接收方的代表（为本分布式协议拟议事项而合理需要该等资料的接收方代表除外）披露披露方的保密信息；但是，披露方的任何保密信息如属以下情形，接收方可披露该部分保密信息：（1）适用法律要求披露的，或（2）有效的传票、法院令或有管辖权法院的任何规则或规定要求披露的。如果适用法律要求，或者有效的传票、法院令或有管辖权法院的任何其他规则或规定强制接收方披露保密信息，接收方应在法律允许的范围内及时向披露方提供任何该等要求的通知，以便披露方可自行承担费用寻求适当的保护令或将对保密信息予以保密的其他可靠保证。如果披露方未取得保护令或者将对保密信息予以保密的其他可靠保证，或者未放弃要求遵守本第18条约定，则接收方应根据其法律顾问的意见，只提供法律要求提供的那部分保密信息。
“Confidential Information” means any information related to the matters contemplated by this DG Agreement disclosed (whether prior to, on or after the date of this DG Agreement) by any Party and/or its Representatives to any other Party, individually or collectively, and/or its Representatives, either directly or indirectly, in writing, orally or by drawings or observation of tangible objects such as documents, prototypes, samples, products and facilities, including, but not limited to, trade secrets, know-how and other intellectual property or information relating to the disclosing Party’s business, operations, products, or technology, together with any and all analyses or other documents prepared by any Party or any of their Representatives that contain or otherwise reflect any of the disclosed information which the receiving Party reasonably should understand is confidential, and does not include any information which (i) is in the public domain at the time of disclosure by the disclosing Party or is subsequently made available to the general public without restriction and without breach of this Section 18 by the receiving Party or its Representatives, (ii) a receiving Party or its Representatives can demonstrate was, at the time of disclosure by the disclosing Party, already in the possession of the receiving Party or its Representatives, (iii) was obtained by the receiving Party or its Representatives from a third party without a breach of such third party’s (to the receiving Party’s knowledge) or the receiving Party’s obligations of confidentiality to the disclosing Party, or (iv) a receiving Party can demonstrate was independently developed by the receiving Party or its Representatives without use of or reference to the disclosing Party’s Confidential Information.

Project Fractal – DG P-Series Products Master Supply Agreement
“保密信息”应指任何一方及/或其代表向其他任一方（无论单独或集体）及/或其代表披露（无论是在本分布式协议日期之前、当天或之后）的任何与本分布式协议拟议事项相关的信息，不论是以书面、口头或者图纸或实物观察（如文件、样机、样品、产品和设施）等方式直接或间接披露，包括但不限于商业秘密、专有技术和其他知识产权或涉及披露方业务、经营、产品、技术的其他知识产权或信息，以及任何一方或其任何代表起草的、包含或反映接收方应当合理理解为保密信息的任何已披露信息的任何和所有分析文件或其他文件，但不包括以下任何信息：（i）披露方在披露时该等信息已经为公众所知，或者随后没有限制地并且在接收方或其代表未违反本第18条约定的情况下向公众提供的，（ii）接收方或其代表能够证明在披露方披露时已归接收方或其代表占有的，（iii）接收方或其代表从第三方获得的，并且该第三方（据接收方所知）或接收方未违反对披露方的保密义务的，或（iv）接收方能够证明由接收方或其代表在未使用或参考披露方的保密信息情况下独立开发的。
18.2Each Party and its Representatives shall use at least the same degree of care, but no less than a reasonable level of care, and shall take at least those measures that it takes to protect its own most highly confidential information, to protect the secrecy of and avoid disclosure of the Confidential Information of the other Parties and shall ensure that its Representatives who have access to the Confidential Information of the other Parties have signed confidentiality agreements or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein, prior to any disclosure of the Confidential Information of the disclosing Party to such Representatives.
每一方及其代表应对其他各方的保密信息至少运用其保护自身最高机密资料的同等审慎（但不得低于合理审慎水平），并至少采取相同措施，以保护其他各方保密信息的保密性，避免披露；并应确保如果该方代表需接触其他各方的保密信息，在向该代表披露披露方的保密信息之前，该代表已签署保密协议或以其他方式受限制程度至少与本协议约定相同的保密义务的约束。
18.3Each Party makes no warranties, express, implied or otherwise, regarding the sufficiency, accuracy, or completeness of the Confidential Information for any purpose, including the warranties of merchantability, fitness for a particular purpose and non-infringement.
任何一方均未作出有关保密信息用于任何特定目的的充分性、准确性或完整性的任何明示、默示或其他保证，包括有关适销性、适于特定目的和不侵权的保证。
18.4Save as otherwise provided in this DG Agreement, all documents and other tangible objects containing or representing the Confidential Information, and all copies thereof, together with any and all analyses or other documents prepared by any receiving Party or any of its Representatives that contain or otherwise reflect any of the foregoing information, shall be and remain the sole property of the disclosing Party and, upon the disclosing Party’s written request, shall be returned to the disclosing Party or destroyed within thirty (30) days of such written request; provided, however, that

Project Fractal – DG P-Series Products Master Supply Agreement
electronic copies of or containing Confidential Information that are automatically generated through data backup and/or archiving systems and which are not readily accessible by a receiving Party’s business personnel (the electronic copies), shall not be deemed to violate this Section 18, so long as such electronic copies are not disclosed in violation of the terms of this Section 18. Notwithstanding the foregoing, nothing in this Section 18 shall prohibit a receiving Party’s legal department or counsel from retaining one (1) copy, including any electronic copy, of any of the Confidential Information as necessary to comply with regulatory record keeping requirements applicable to it or any internal record keeping policy or procedure to which it is subject. Such retained copy shall remain subject to the confidentiality provisions in this Section 18, and such obligation for retained copies shall survive the termination of this DG Agreement.
除非本分布式协议另有约定，否则包含或体现保密信息的所有文件和其他实物、这些文件和实物的副本以及任何接收方或其任何代表编写的、包含或以其他方式反映前述任何资料的任何和所有分析文件或其他文件，应归并且继续归披露方独家所有，应在披露方提出书面要求后返还披露方或在收到书面要求后三十（30）日内销毁；但是，针对数据备份和/或存档系统自动生成的包含保密信息的电子副本，并且接收方的业务人员不能轻易获取（电子副本），只要电子副本未违反本第18条的约定而被披露，则不应视为违反本第18条。尽管有前述约定，本第18条的任何约定均不禁止接收方的法务部或法律顾问根据需要保留任何保密信息的一（1）份副本（包括任何电子副本），以遵守适用于该接收方的记录保存监管要求或该接收方须遵守的任何记录保存内部规定或程序。本第18条约定的保密条款仍适用于上述保留副本，并且本分布式协议终止后对保留副本的该等保密义务仍然持续有效。
18.5No Party shall, without the prior written consent of each other Party, disclose to any third party that (i) Confidential Information has been made available to it or its Representatives, or (ii) discussions are taking place or any other terms or facts concerning the potential or existing business relationship, including the status thereof.
未经其他每一方事先书面同意，任何一方均不得向任何第三方披露：（i）已向该方或其代表提供保密信息，或（ii）披露正在进行商谈该事实或披露关于潜在或现有业务关系的任何其他条款或事实，包括其进展状况。
18.6No Party shall export any technical Confidential Information acquired under this DG Agreement or any commodities using such Confidential Information to any country to which any relevant government forbids export or, at the time of export, requires an export license or approval, without first obtaining such license or approval. A receiving Party shall obtain the appropriate authorizations and/or exceptions required for export or re-export of such Confidential Information received herein, including restricted technology and/or computer software, and products thereof, required under the U.S. International Traffic in Arms Regulation (ITAR) and/or the Export Administration Regulation (EAR).

Project Fractal – DG P-Series Products Master Supply Agreement
如果任何相关政府禁止向某国出口，或者出口时须取得出口许可或批准但未事先取得该许可或批准，则任何一方均不得向该等国家出口在本分布式协议项下获得的任何技术性保密信息或使用了该等保密信息的任何商品。接收方应取得在本分布式协议项下获取的保密信息（包括美国《国际武器贸易条例》和/或《出口管理条例》项下的受限技术和/或计算机软件及其产品）出口或再出口所需的适当授权和/或豁免。
18.7Nothing in this DG Agreement is intended to grant any rights to any Party under any patent, copyright, mask work right, trade secrets, or other intellectual property of any other Party, nor shall this Agreement grant any Party any rights in or to the Confidential Information of any other Party except as expressly set forth herein.
本分布式协议的任何规定均无意向任何一方授予任何其他方的任何专利权、著作权、掩膜作品权、商业秘密或其他知识产权。除非本分布式协议明确规定，本分布式协议也不向任何一方授予任何其他方关于保密信息的任何权利。
19.Term; Suspension; Termination; Survival
期限；中止；终止；持续有效
19.1The term of this DG Agreement shall commence as of the Execution Date and continue in full force and effect unless and until it is terminated in accordance with Section 19.2 or Section 19.3 below.
本分布式协议的期限应始于签署日并持续具有完全效力，除非根据下述第19.2条或第19.3条的规定终止。
19.2The Suppliers may terminate this DG Agreement in the event that any of the following events occurs:
如发生下列任一事件，各供应商可以终止本分布式协议：
(a)if the Customer is in Material Breach and fails to cure such Material Breach within thirty (30) days of request by the Suppliers;
如客户存在重大违约且未能在各供应商提出请求后三十（30）日内纠正该重大违约；
(b)within thirty (30) days upon being aware of the occurrence of any of the following conditions: (1) change of control of the Customer where control is transferred to one of the competitors of HSPV in the PRC; or (2) merger of the Customer and any party (provided that it involves a change in control), or if a substantial portion of the assets of the Customer is transferred to another company, provided that such circumstances materially prejudice the Customer’s capacity to perform its obligations hereunder or sale of assets is to one of competitors of HSPV in the PRC; or

Project Fractal – DG P-Series Products Master Supply Agreement
在知晓下列条件发生后的三十（30）日内：（1）客户控制权变更，该等控制权转让给了环晟光伏在中国境内的竞争对手之一；或（2）客户与任何一方合并（只要控制权发生变更），或如客户资产的重大部分转让给了另一公司，只要该等情形实质损害了该客户履行本分布式协议项下义务的能力，或者向环晟光伏在中国境内的竞争对手出售财产；或者
(c)the commission of fraud by the Customer against Suppliers.
客户对各供应商实施了诈骗行为。
19.3The Customer may terminate this DG Agreement in the event that any of the following events occurs:
如发生下列任一事件，客户可以终止本分布式协议：
(a)if any Supplier is in Material Breach and fails to cure such Material Breach within thirty (30) days of request by the Customer;
如任何供应商存在重大违约且未能在客户提出请求后三十（30）日内纠正该重大违约；
(b)within thirty (30) days upon being aware of the occurrence of any of the following conditions: (1) change of control of any Supplier where control is transferred to one of the competitors of the Customer; or (2) merger of any Supplier and any party (provided that it involves a change in control), or if a substantial portion of the assets of the Supplier is transferred to another company, provided that such circumstances materially prejudice the Supplier’s capacity to perform its obligations hereunder or sale of assets is to one of competitors of the Customer; or
在知晓下列条件发生后的三十（30）日内：（1）任何供应商控制权变更，该等控制权转移给客户的竞争对手之一；或（2）任何供应商与任何一方合并（只要控制权发生变更），或供应商资产的重大部分转让给了另一公司，只要该等情形实质损害了该供应商履行本分布式协议项下义务的能力，或者向客户的竞争对手之一出售财产；或者
(c)the commission of fraud by any Supplier against the Customer.
各供应商对客户实施了诈骗行为。
19.4Should this DG Agreement be terminated for any reason, Sections 14, 18, and 20 - 35 shall survive any termination of this DG Agreement.
无论本分布式协议因任何原因终止，第14、18、20–35条规定均在本分布式协议终止后仍具效力。

Project Fractal – DG P-Series Products Master Supply Agreement
20.Notices. All notices, demands, requests, consents or other communications hereunder shall be in writing and shall be given by personal delivery, by express courier, or by registered or certified mail with return receipt requested, in addition to a courtesy copy via electronic mail, to the Parties at the addresses shown below, or to such other address as may be designated by written notice given by either Party to the other Party. Unless conclusively proved otherwise, all notices, demands, requests, consents or other communications hereunder shall be deemed effective upon delivery if personally delivered, five (5) days after dispatch if sent by express courier, fourteen (14) days after dispatch if sent by registered or certified mail with return receipt requested, or confirmation of the receipt of the electronic mail by the recipient if sent by electronic mail.
通知。本分布式协议项下的所有通知、要求、请求、同意或其他通讯应当以书面形式作出，并应当通过亲自送达、快递或挂号信（要求取得回执）的方式，连同电子邮件抄送至各方的下述地址或一方通过书面通知向另一方指定的其他地址。除非被另外决定性地证明，本分布式协议项下的所有通知、要求、请求、同意或其他通讯，如经亲自送达则应视为在送达时生效，如经快递送达则应在发出五（5）天后生效，如经挂号信（要求取得回执）送达则应在发出十四（14）天后生效，如经电子邮件送达则应在收到接收方电子邮件的接收确认之后生效。
(a)    To Suppliers:
致各供应商：
To Suppliers:
致各供应商：
Huansheng Photovoltaic (Jiangsu) Co. Ltd
Attention: Sales Representative; Legal Manager
Email: sales@huanshengsolar.com, with a copy to Lei.ren@huanshengsolar.com
环晟光伏（江苏）有限公司
收件人：销售代表；法务经理
电子邮件： sales@huanshengsolar.com； 抄送 Lei.ren@huanshengsolar.com

Huansheng New Energy (Jiangsu) Co. Ltd
Attention: Sales Representative; Legal Manager
Email: sales@huanshengsolar.com; with a copy to Lei.ren@huanshengsolar.com
环晟新能源（江苏）有限公司
收件人：销售代表；法务经理
电子邮件：sales@huanshengsolar.com； 抄送 Lei.ren@huanshengsolar.com

(b)    To Customer:

Project Fractal – DG P-Series Products Master Supply Agreement
致客户：
Maxeon Solar Technologies, Ltd.
Attention: Industrial Partner Business Operation; General Counsel;
Email: stephen.borman@maxeon.com; with a copy to LegalNotice@maxeon.com
Maxeon Solar Technologies, Ltd.
收件人：工业合作伙伴运营部；总法律顾问
电子邮件：stephen.borman@maxeon.com；抄送LegalNotice @maxeon.com

21.No Presumption Against Drafting Party. Each Party to this DG Agreement acknowledges that this DG Agreement is the product of informed, arms-length negotiations among the Parties, and if any part of this DG Agreement is deemed ambiguous or in conflict, it shall be construed as if it were drafted jointly by all Parties. The Parties, and each of them, further agree that they have been represented by counsel during the negotiation, preparation, and execution of this DG Agreement, and waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the drafting Party.
无针对起草方的假定。本分布式协议的每一方承认，本分布式协议是各方知情公允协商的成果。如本分布式协议的任何部分被认为规定不明确或存在矛盾，该部分应当按如同所有各方共同起草该部分的方式被解释。各方及每一方进一步同意，其在本分布式协议的谈判、制作和签署过程中均由律师代表，因此放弃适用任何规定协议或其他文件中的不明确之处须按照不利于起草方的方式进行解释的法律、法规或解释原则的权利。
22.Suppliers as One Party; Affiliates
各供应商作为一方；关联方
22.1For all purposes of this DG Agreement, HSPV and HSNE shall always be considered one and the same Party. They shall jointly take all the actions, exercise all the rights and make all the claims of the Suppliers hereunder, and shall bear all the liabilities of Suppliers hereunder on joint and several basis. For instance, any Purchase Order issued by a Customer to HSPV shall be considered being issued to HSPV and HSNE jointly, and any DG Products delivered by HSNE shall be considered as being delivered by HSPV and HSNE jointly. HSPV and HSNE may enter into separate agreements between themselves on their performance of this DG Agreement, including the agreement on a Supplier selling its DG Products to another Supplier for resale to the Customers in accordance with this DG Agreement, without affecting the rights or liabilities of the other Parties.
就本分布式协议而言，环晟光伏和环晟新能应始终被视为同一方。其应在本分布式协议项下共同采取一切行动，行使一切权利，提出各供应商的一切索赔，并连带承担各供应商在本分布式协议项下的一切责任。例如，客户发送给

Project Fractal – DG P-Series Products Master Supply Agreement
环晟光伏的任何采购订单应被视为共同发送给环晟光伏和环晟新能，环晟新能交付的任何分布式产品应被视为同时由环晟光伏和环晟新能共同交付。环晟光伏和环晟新能之间可就其履行本分布式协议签订单独的协议，包括约定一名供应商根据本分布式协议将其分布式产品出售给另一供应商，以便转售给客户，但不影响其他各方的权利或责任。
22.2The Customer and its designated Affiliates may purchase the DG Products under the terms of this DG Agreement. Submission of a Purchase Order referencing this DG Agreement is deemed to constitute acceptance of the terms of this DG Agreement by the applicable Affiliate.
客户及其指定关联方可以按照本分布式协议规定采购分布式产品。提交一个与本分布式协议有关的采购订单被视为构成有关关联方对本分布式协议规定的接受。
23.Interpretation. In this DG Agreement: (i) words importing the singular shall include the plural and vice versa; (ii) words denoting individuals shall include any form of entity and vice versa; (iii) words denoting any gender shall include all genders; (iv) where any act, matter or thing is required by this DG Agreement to be performed or carried out on a certain day and that day is not a business day at the location of the Parties concerned, then that act, matter or thing shall be carried out or performed on the next following business day; (v) unless specified otherwise, any reference herein to any Section shall be deemed to be a reference to a Section of this DG Agreement; (vi) any reference to any agreement, document or instrument shall refer to such agreement, document or instrument as amended, modified or supplemented; (vii) the words “include,” “including” and the derivations thereof shall not be limiting and shall be deemed to be followed by the phase “without limitation; and (viii) the headings contained in this DG Agreement or in any Schedule hereto are for reference purposes only and shall not affect the meaning or interpretation of this DG Agreement.
解释。在本分布式协议中：（i）使用单数的词语应包括其复数，反之亦然；（ii）指代个体的词语应当包括任何形式的实体，反之亦然；（iii）指代任一性别的词语应包括所有性别；（iv）如本分布式协议要求任一行为、事项或者事件须在某一天履行或进行，而当天在相关各方所在地非工作日，那么该等行为、事项或者事件应当于下个工作日履行或进行；（v）除非另有规定，本分布式协议规定的参见某一部分应被理解为参见本分布式协议的某一部分；（vi）参见任何协议、文件或法律文件应当被理解为参见该等协议、文件或法律文件的经修订、经修改或经补充的版本；及（vii）“包括”一词及其派生词应当包括不限于的意思，所以应当被理解为其后有短语“不限于”；及（viii）本分布式协议及本分布式协议任何附件的标题仅为参考之目的，不影响本分布式协议的含义及解释。
24.Amendments. This DG Agreement may not be amended or otherwise changed except by written agreement executed by authorized representatives of all of the Parties.
修订。除非经所有各方的授权代表书面签署，否则不得修改或以其他方式更改本分布式协议。

Project Fractal – DG P-Series Products Master Supply Agreement
25.Assignment. MAXN may designate one or more Affiliates of it to enter into purchase commitments and Purchase Orders with Suppliers under this DG Agreement, the terms and conditions of this DG Agreement shall apply to those purchase commitments and Purchase Orders between Suppliers and those designated Affiliates of MAXN automatically, provided that MAXN is jointly liable with the designated Affiliates for obligations to Suppliers. If an Affiliate of Suppliers becomes capable of manufacturing and selling DG Products and has passed the factory certification of MAXN, the Suppliers may designate such Affiliate to enter into purchase commitments and Purchase Orders with MAXN or its Affiliates under this DG Agreement, the terms and conditions of this DG Agreement shall apply to those purchase commitments and Purchase Orders between MAXN or its Affiliates and the designated Affiliate of Suppliers automatically, provided that Suppliers are jointly liable with the designated Affiliate for obligations to MAXN or its Affiliates. Except as provided herein, neither Party shall assign this DG Agreement without the prior written consent of other Parties hereto, and any purported assignment without such consent shall be deemed null and void.
转让。MAXN可指定其一家或几家关联方在本分布式协议下与各供应商订立购买承诺和采购订单，本分布式协议的条款和条件将自动适用于各供应商和MAXN指定的关联方间的购买承诺和采购订单，但MAXN应与其指定的关联方对其向各供应商的义务承担连带责任。在供应商的相关关联方具备制造和销售分布式产品的能力并经MAXN完成工厂验收后，各供应商可指定该关联方在本分布式协议下与MAXN或其关联方订立购买承诺和采购订单，本分布式协议的条款和条件将自动适用于MAXN或其关联方和供应商指定的关联方间的购买承诺和采购订单，但供应商应与其指定的关联方对向MAXN或其关联方的义务承担连带责任。除本分布式协议另有规定外，未经其他各方事先书面同意，任何一方不得转让本分布式协议，未经该等同意的任何声称转让应当被认定为无效。
26.Governing Law. This DG Agreement and all disputes arising out of or in connection with it shall be governed by the laws of PRC, without regard to rules of conflicts of laws.
管辖法律。本分布式协议及源于本分布式协议或与本分布式协议有关的所有争议应当适用中国法律，其冲突法规除外。
27.Dispute Resolution. The Parties shall seek to settle any dispute, controversy or claim arising from or in connection with this DG Agreement through friendly consultations. If within thirty (30) days after one Party notifies other Parties of any dispute in writing, the Parties fail to resolve such dispute through friendly consultation, such dispute shall be settled through arbitration by the Singapore International Arbitration Centre under its rules of arbitration in force when the arbitration is initiated. The arbitration award shall be final and binding on the Parties. The place of arbitration shall be Singapore. The arbitrators shall award the prevailing Party, if any, as determined by the arbitrators, its attorneys’ fees and costs. Judgment upon any award(s) rendered by the arbitrators may be entered in any court having jurisdiction thereof. Each Party undertakes to keep

Project Fractal – DG P-Series Products Master Supply Agreement
confidential all awards in their arbitration, together with all materials in the proceedings created for the purpose of the arbitration and all other documents produced by the other Party in the proceedings not otherwise in the public domain, save and to the extent that disclosure may be required of a Party by legal duty, to protect or pursue a legal right or to enforce or challenge an award in legal proceedings before a court or other judicial authority.
争议解决。就本分布式协议项下产生或与本分布式协议有关的任何争议﹑纠纷或索赔，各方应通过友好协商解决。如果在一方向其他各方书面通知该等争议后三十（30）日内未能通过友好协商解决该等争议，则该等争议应当由新加坡国际仲裁中心依据其在仲裁开始时有效的仲裁规则处理。仲裁裁决为终局，对各方均有约束力。仲裁地为新加坡。仲裁员应自行决定由另一方支付胜诉一方（如有）的律师费和成本。针对仲裁员的仲裁裁决作出的判决可以在任何有管辖权的法院进行。每一方承诺就所有仲裁裁决，连同所有为仲裁目的而在仲裁程序中制作的材料及另一方在仲裁程序中制作的非公共领域信息的其他文件进行保密，法律义务要求一方披露的、为保护或获得法定权利、在法庭或其他司法机关的法律程序中执行或质疑仲裁裁决的情况除外。
28.Remedies Cumulative. The rights and remedies provided in this DG Agreement are cumulative and not exclusive of any rights or remedies provided by law.
累积救济。本分布式协议规定的权利和救济是累积性的，不排除法律规定的任何权利或者救济。
29.Attorneys’ Fees and Costs. Where any dispute arising from the performance by the Parties of this DG Agreement proceeds to arbitration after the negotiation fails, the losing Party shall bear all the necessary and reasonable expenses incurred therefrom by the prevailing Party, including attorneys’ fees, transportation costs, arbitration costs, consultancy fees, evaluation fees, etc.
律师费和成本。如在履行本分布式协议时各方出现争议，协商无果后，须进行仲裁，则胜诉一方在此过程中的律师费、交通费、仲裁费、咨询费、评估费等一切必要且合理的支出应由败诉一方承担。
30.Waiver. The failure of either Party to insist upon the performance of any provision of this DG Agreement or to exercise any right or privilege granted to such Party under this DG Agreement shall not be construed as waiving such provision or any other provision of this DG Agreement, and the same shall continue in full force and effect.
弃权。任一方未能坚持履行本分布式协议的任何规定、或未能根据本分布式协议行使授予该一方的任何权利或特权，不应被解释为放弃对该等规定或本分布式协议的任何其他规定主张权利，且该等规定或本分布式协议的其他规定应继续有效且具有完全的效力。
31.Entire Agreement. This DG Agreement, together with all the schedules hereto, constitute the entire agreement among the Parties with respect to the sales and purchase of DG

Project Fractal – DG P-Series Products Master Supply Agreement
Products between them, and shall replace and supersede all prior agreements, understandings and representations written or oral, with respect thereto, including the Framework Agreement and the Existing MSA (except for any outstanding Purchase Orders issued under the Existing MSA which shall be fulfilled in accordance with the terms thereof). Notwithstanding the forgoing sentence, the Parties may enter into separate agreements regarding the sale and purchase of P-Series Products other than DG Products between the Customer and the Suppliers, on the price and other terms to be agreed between the Parties and stipulated in these agreements.
完整协议。本分布式协议及其所有附件构成各方之间有关销售和购买分布式产品的完整的协议，并取代并替代有关本分布式协议项下事项的所有先前的书面或口头的协议、理解和陈述，包括框架协议和现有供货主协议（根据现有供货主协议发出的任何未完成的采购订单除外，该等采购订单应根据其条款履行）。尽管有前述内容，各方可就客户与各供应商之间分布式产品以外的其他P系列产品的销售与购买另行签署协议，价格和其他条件将由各方另行约定并载入协议。
32.Severability. Should any provision of this DG Agreement be held invalid or illegal, such invalidity or illegality shall not invalidate the whole of this DG Agreement, but rather this DG Agreement shall be construed as if it did not contain the invalid or illegal provision, and the rights and obligations of the Parties shall be construed and enforced accordingly.
可分割性。如本分布式协议的任何条款被认定无效或不合法，该等无效或不合法不应导致本分布式协议全部无效，本分布式协议应被解释为其不包括该等无效或不合法的条款，各方的权利和义务应据此加以解释和履行。
33.Export Compliance; Anti-corruption
出口合规；反腐败
33.1Compliance with Applicable Law. The Customer shall comply with all applicable laws and trade restrictions promulgated by authorities with competent jurisdiction over the Customer. The Suppliers agree to comply, in performing this DG Agreement, with all applicable economic sanctions and trade restrictions imposed by law. In addition, the Suppliers shall comply with all laws and regulations applicable to the manufacture and sale of the DG Products within the PRC. Suppliers shall not use any ozone depleting substances listed in annexes A and B of the Montreal Protocol, including but not limited to chlorofluorocarbons, in the manufacture of DG Products.
遵守相关适用法律。客户应该遵守所有相关法律和对客户有适当管辖权的权力机构制定的贸易限制措施。各供应商同意在履行本分布式协议的过程中，遵守所有可适用的法律强制的经济制裁和贸易限制。此外，各供应商应遵守适用于在中国境内生产和销售分布式产品的所有法律和法规。各供应商在生产分布式产品时不得使用《蒙特利尔议定书》附件A和B所规定的任何臭氧破坏物质（包括但不限于含氯氟烃）。

Project Fractal – DG P-Series Products Master Supply Agreement
33.2Anti-Corruption Laws. Each Supplier shall comply with all applicable laws enacted to combat bribery and corruption, including the United States Foreign Corrupt Practices Act, the UK Bribery Act, the principles of the OECD Convention on Combating Bribery of Foreign Public Officials, and any corresponding laws of the PRC and any other countries where it intends to conduct business. Each Supplier acknowledges that it has reviewed a copy (available at www.justice.gov/criminal/fraud/fcpa) of the U.S. Foreign Corrupt Practices Act (the “FCPA”) and confirms its understanding that the FCPA prohibits the payment or giving of anything of value either directly or indirectly, to an official of a foreign government, foreign political party or official thereof, or any candidate for foreign political office, for the purpose of influencing an act or decision in his official capacity, or inducing him to use his influence with the foreign government, to assist in obtaining or retaining business for or with, or directing business to, any person. Each Supplier agrees to immediately notify Customer of any request that such Party receives to take any action that might constitute, or be construed as, a violation of anti-corruption laws. Each Supplier agrees that Customer is authorized to take all appropriate actions that Customer reasonably deems is necessary to avoid a violation of anti-corruption laws by Customer. Each Supplier agrees that it shall keep and maintain accurate books and records necessary to demonstrate compliance with the foregoing, and that Customer may, during the term of this DG Agreement and for a period of five years following the final payment under, or termination of, this DG Agreement, review or audit such books and records of such Supplier.
反腐败法。每个供应商均应遵守任何反贿赂和反腐败的适用法律，包括美国《海外反腐败法》、英国《反贿赂法》、《经济合作与发展组织反对在国际商务中贿赂外国公职人员公约》的原则和中国及其拟议开展业务活动的其他国家的相应法律法规。每个供应商均确认其已经审阅了一份《美国海外反腐败法》（“FCPA”）（可登录http://www.justice.gov/criminal/fraud/fcpa查询），并确认其理解FCPA禁止直接或间接向外国政府的官员、外国政党或其官员、或任外国政治职位的候选人，基于影响其依职权行事或决策或诱导其利用其对外国政府的影响力来协助任何人获得或取得业务或将业务给予他人的目的，支付钱款或任何有价值的物品。每个供应商均同意，一旦其所收到要求采取可能构成或被理解为违反反腐败法律的任何行为的要求，其将立即将该等要求通知客户。每个供应商均同意客户有权采取所有其合理认为必要的适当措施来避免客户违反反腐败法律。每个供应商均同意其将保留和维持表明符合上述要求所需的会计账簿和记录，并同意客户可以在本分布式协议期间和在本分布式协议项下或本分布式协议终止时的最终付款后的五年内，对该供应商的该等账簿和记录进行审阅。
33.3Conflicts of Interest. Neither a Supplier nor any of its Representatives shall give to, or receive from, Customer or its Representatives any commission, fee, rebate, or any unreasonable gift or entertainment of value in connection with this DG Agreement, or enter into any other business arrangement with Customer or its Representatives, without the prior consent of Customer. Each Supplier shall (a) promptly notify Customer of any violation of this Section and (b) repay or credit to Customer any consideration received as a result of such violation. Each Supplier shall promptly

Project Fractal – DG P-Series Products Master Supply Agreement
disclose to Customer any conflict of interest between (i) such Supplier and its Representatives, on the one hand, and (ii) Customer and its Representatives, on the other hand.
利益冲突。供应商或其任一代表未经客户事先同意，不应给予客户或其代表，亦不应从客户或其代表处收取，任何与本分布式协议相关的佣金、费用、回扣或任何不合理的有价礼物或招待，或与客户或其代表达成任何业务安排。每个供应商均应（a）将违反本条的情形立即通知给客户；以及（b）将因该等违反行为所获得的任何对价返还给客户。每个供应商均应立即向客户披露（i）该供应商和其代表；和（ii）客户和其代表之间的任何利益冲突。
34.Force Majeure. Notwithstanding anything to the contrary in this DG Agreement or any schedule hereto, neither Party shall be considered in default of performance under this DG Agreement to the extent that performance of such obligations is delayed or prevented by reasons beyond the reasonable control of such Party, including but not limited to fire, flood, hurricanes, earthquake or similar natural disasters, riot, war, terrorism, labor strikes or civil strife.
不可抗力。无论本分布式协议或其任何附件是否有任何相反规定，如任一方因其无法合理控制的原因（包括但不限于火灾、洪水、飓风、地震或相似的自然灾害、动乱、战争、恐怖主义活动、罢工或内乱）而导致其延迟履约或无法履约，则该一方不应被视为在本分布式协议项下构成违约。
35.Execution. This DG Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.
签署。本分布式协议可一式签署贰份（或更多），每份均应视同原件，但所有签署的文件共同构成同一份文书。
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Project Fractal – DG P-Series Products Master Supply Agreement

IN WITNESS WHEREOF, the Parties hereto have signed this DG Agreement as of the date and year first above written.
各方于上文首次书明的日期签署本分布式协议，以昭信守。

Supplier: 供应商:
Huansheng Photovoltaic (Jiangsu) Co., Ltd 环晟光伏（江苏）有限公司 By/由: /s/ Zhao Yue Name/姓名: Zhao Yue Title/职务: Legal Representative

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IN WITNESS WHEREOF, the Parties hereto have signed this DG Agreement as of the date and year first above written.
各方于上文首次书明的日期签署本分布式协议，以昭信守。

Supplier: 供应商:
Huansheng New Energy (Jiangsu) Co., Ltd. 环晟新能源（江苏）有限公司 By/由: /s/ Zhao Yue Name/姓名: Zhao Yue Title/职务: Legal Representative

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IN WITNESS WHEREOF, the Parties hereto have signed this DG Agreement as of the date and year first above written.
各方于上文首次书明的日期签署本分布式协议，以昭信守。

Customer: 客户：
Maxeon Solar Technologies, Ltd. By/由: /s/ Peter Aschenbrenner Name/姓名: Peter Aschenbrenner Title/职务: Chief Strategy Officer

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List of Schedules:
附件清单：

Schedules 附件

[…]
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